[LETTERHEAD]

August 28, 2009

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Art Dimensions, Inc. (the Company)
Amendment No 2 to Form S-1 Registration Statement
File Number: 333-153683

Dear Mr Owings;

This is in response to your February 25, 2009 comment letter to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1.    We note your analysis in response to comment two of our December 18, 2008 letter with respect to why you believe the spin-off meets the conditions of Staff Legal Bulletin No 4.

Please address the following;

a.           You state that the spin-off is pro rata because the rounding up of fractional shares is immaterial and does not affect the proportion of ownership of Art Dimensions, Inc. Please discuss the analysis you conducted in making this determination, as we disagree with your conclusion that rounding up does not affect the proportional ownership of Art Dimensions. In this regard, refer to Staff Legal Bulletin No.4 (CF) and Question 6, which specifically addresses the issue of fractional shares; and

We were confused about the applicability of the reference to Staff Legal Bulletin No.4 (CF) and Question 6 relating to the materiality and proportion of ownership question. It appears that Question 6 only dealt with sales of fractional shares by an independent agent. However, as a practical matter, the Company does not anticipate issuing any fractional shares in the spin-off, since all shareholders currently hold shares which are evenly divisible by ten. As a result, we have revised the disclosure to preclude the issuance of fractional shares. In the unlikely event that, for whatever reason, fractional shares are to be issued, the Company will pay cash to the shareholder for the fractional shares.

b.           Please discuss, in detail, why you believe that there is a valid business purpose for the spin-off in light of the guidance in Staff Legal Bulletin No.4 that “the creation of a public market in the shares of a company that has minimal operations or assets” is not a valid business purpose.

Mr. H. Christopher Owings
August 28, 2009

Staff Legal Bulletin No 4., Question No. 4 discusses examples of valid business purpose. The first example states, “allowing management of each business to focus solely on that business.  As noted in the registration statement, the management of Art Design, Inc. originally thought that the two companies would operate in a more closely-related manner. However, management of Art Design, Inc. now believes that the companies have two unique and distinct business plans and should not be directly tied together in order to maximize the potential success of both.  ATDN’s business is primarily the sale of products with service and consulting as ancillary components. On the other hand, Art Dimensions business is primarily service and consulting with the sale of products as an ancillary component. Clearly, the proposed spin-off will allow management to focus solely on the individual business. The next example relating to stock-based incentives is not applicable at this time. The third example, “enhancing access to financing by allowing the financial community to focus separately on each business” has already been met, since the Company has already procured a different form of financing than Art Design, Inc. would have been willing to obtain. The final example states, “enabling the companies to do business with each other’s competitors.” This example has been discussed in the registration statement, “ To the extent there may be an overlap of activities, a potential conflict of interest may exist.” In summary, we believe that the Company meets several of the examples of valid business purpose. The issue of what may or may not be “minimal operations or assets” is a question of fact upon which reasonable people can differ. However, as shown by historical operations, the Company has generated revenues and is close to being profitable. A cursory review of many companies which already trade in the public market would show the Company is probably in better financial shape than many of them and has an equal or better chance of providing shareholder value.

Inside Front and Outside Back Cover Pages of Prospectus

2.           We note that the page numbers set forth in your table of contents do not accurately reflect the location of the referenced sections. Please revise.

We have made the appropriate revisions.

3.           We reissue comment four of our October 24, 2008 letter and comment three of our December 18,2008 letter. The “subject to completion” legend has not been removed from the front cover of the registration statement as you indicate, Please revise. See Item 501 (b)(l 0) of Regulation S-K.

We have deleted the legend.

Summary. page 5

4.           We reissue comment 21 of our December 18, 2008 letter. We note your response that you have provided additional clarification regarding the existence and use of a website. It appears, however, that the conflicting disclosure with respect to a website remains and we are unable to identify any clarifying disclosure. Specifically, the third paragraph on page five and the second paragraph on page 21 continue to state you have no website, and the first paragraph on page 22 continues to state that you plan to operate “online through a website.” Please revise and identify the specific location of any clarifying language you provide.

Mr. H. Christopher Owings
August 28, 2009

We have made the appropriate revisions. Specifically, the Company stated on page 22 that we would eventually operate through a website but clarified that the Company currently have no such site. Also, there are several references to the Company working with the websites of its clients, which are not the Company websites.

Risk Factors, page 5

5.           We reissue comment eight of our December 18, 2008 letter. We note your response, however, it does not appear that your edits fully address our comments. For example, there are three risk factors on pages 10 and 11 that appear to address the same or similar issues relating to penny stocks. Please revise.

We have made the appropriate revisions.

6.           We note your response to comment 12 of our December 18,2008 letter. We further note that your last risk factor on page eight states that your marketing expenses to date have been negligible and indicates that significant marketing expenses would have a negative impact on the company. Please revise this risk factor to disclose your plans with regard to future marketing expenses as you have disclosed in the first paragraph on page 18 and in Note 6 to your financial statements.

We have made the appropriate revisions.

7.           We reviewed your response to comment number 13 in our letter dated December 18,
2008 and the revisions to your disclosure. We note your disclosure at the top of page eight continues to say that all of your revenue and gross profit are expected to come from consulting, marketing and representing artists in theft business dealings whereas your disclosures about your business plans on pages 4, 17 and 21 indicate that you also earn revenue from the sale of art and interior design products. Please revise your disclosures for consistency.

We have made the appropriate revisions and clarifications.

Background and Reasons for the Spinoff, page 14

8.           Please revise the second paragraph on page 14 and third paragraph on page 20 to reflect the date on which the directors of ATDN approved the spin-off of Art Dimensions. If such approval has not yet occurred, please revise accordingly.

Mr. H. Christopher Owings
August 28, 2009

We have made the appropriate revision. The Board of Directors of ATDN has approved the spin-off.

9.           We note your revised disclosure in the second paragraph on page 14 stating that Art Dimensions’ business is primarily service and consulting. In comparison, Note I to your Financial Statements on page F-9 states that all of your revenue to date is from the sale of goods to one customer. In light of this, please:

•           Discuss why you consider Art Dimensions’ business to be “primarily consulting”;

•           Explain how, in light of your revenues, your business differs from Art Design, Inc.’s business which you describe as “primarily the sale of products”; and

•           Provide a detailed description of any conflicts of interest this may create or has created giving consideration to your disclosure in the second paragraph of page 14 that “[t]o the extent there may be an overlap of activities, a potential conflict of interest may exist.”

The Company’s business was established to primarily provide consulting, with the sale of products as an ancillary activity. The actual consulting activities of the Company have developed at a slower pace than originally anticipated. However, the Company has taken advantage of all opportunities to generate revenues. Lately, the sale of product seemed to overshadow the consulting business. However, the period of time involved has been relatively limited and should not be an indication that the Company has abandoned its original business plan. The state of the current economy has caused many companies to develop immediate opportunities where they find them. The Company is no exception. Also, the Company believes that once the spin-off has been completed, it can operate more independently, since it is currently a wholly-owned subsidiary of Art Design, Inc.

We have also revised the discussion of conflict of interest in light of your comment.

Capitalization. page 15

10.    Please revise the amount presented for total current assets so that it agrees to the balance sheet or revise the caption to indicate that the amount presented represents only cash.

We have made the appropriate revisions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 17

Mr. H. Christopher Owings
August 28, 2009

Liquidity and Capital Resources. page 18

11.           We note your response to comment 15 of our December 18, 2008 letter and your estimation that you “must generate between $40,000 and $55,000 in gross profit to be profitable.” Please clearly state by when you will need to generate this amount.

We have made the appropriate revisions.

Certain Relationships and Related Transactions, page 24

12.           We reissue comment 22 of our December 18, 2008 letter. We note your response that you have provided additional clarification, and we note your additional disclosure in the fourth paragraph on page 24 regarding Mrs. Gregarek’s husband’s ownership of Spyglass and the current status of the Spyglass loan. Nevertheless, it does not appear that you have addressed the disclosure requirements of Item 404(c) of Regulation S-K regarding promoters. Please revise.

We have made the appropriate revisions.

Item 15. Recent Sales of Unregistered Securities, page 11-2

13.    We reissue comment 29 of our December 18,2008 letter. We note your response, however, your undertakings continue to differ from those set forth in Item 512(a) of Regulation S-K. By way of example only, and not intended as an exhaustive list, the undertakings you have provided exclude several clauses included in Items 512(a)(1)(ii) and (iii). Please revise to conform your undertakings, as applicable, to those set forth in Item 512(a) of Regulation S-K or explain why you believe the changes you have made are appropriate.

We have made the appropriate revisions.
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PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements, page F-I

General

14.           Please update your financial statements and related disclosures throughout the filing as required by Rule 8-08 of Regulation S-X. Also, please clarify for us when your fiscal year ends.

The Company’s uses a calendar accounting year ending December 31. Financials have been updated.

15.           Please provide an updated consent of your independent accountant with the next amendment.

Mr. H. Christopher Owings
August 28, 2009

Updated consent attached.

Note 1. Organization, Operations and Summary of Significant Accounting Policies. page F-7 Revenue Recognition. page F-8

16.           We reviewed your revised disclosure and your response to comment number 26 in our letter dated December 18, 2008. Please further revise your disclosure to clarify, if true, that your contracts call for billings for time spent or payment upon the sale of a certain item and are not fixed price contracts. You should disclose how each of these types of contracts is usually structured so that investors understand how the company earns and recognizes its revenues.

Comment complied with. See additional disclosure to “revenue recognition”  in footnote 1.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner